November 8, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Community Bancorp

Registration Statement on Form S-1

Withdrawal of Request for Acceleration of Effectiveness

File No. 333-172827

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, United Community Bancorp hereby requests that its Request for Acceleration of Effectiveness dated November 9, 2012, for a 3:00 p.m. effective time be withdrawn effective immediately.

If you have any questions regarding this request, please telephone Edward G. Olifer, Esq. of Kilpatrick Townsend & Stockton LLP at 202.508.5852.

Very truly yours,

UNITED COMMUNITY BANCORP

/s/ William F. Ritzmann

William F. Ritzmann
President and Chief Executive Officer

cc:	David Lin, Securities and Exchange Commission